CUSIP No. 02342J 10 1                                         Page 1 of 9 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ---------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )

                               AmCOMP Incorporated
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   02342J 10 1
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 9, 2006
-------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [   ] Rule 13d-1(b)
         [   ] Rule 13d-1(c)
         [ X ] Rule 13d-1(d)


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CUSIP No. 02342J 10 1                                         Page 2 of 9 Pages

-------------------------------------------------------------------------------
1)  Name of Reporting Person                 Welsh, Carson,
    I.R.S. Identification                    Anderson & Stowe
    No. of Above Person                      VII,  L.P.
    (Entities Only)
-------------------------------------------------------------------------------
2)  Check the Appropriate Box                (a) [ X ]
    if a Member of a Group                   (b) [   ]
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Citizenship or Place                    Delaware
     of Organization
-------------------------------------------------------------------------------
Number of                    5)  Sole Voting
Shares Beneficially              Power               1,367,065 shares of
Owned by Each                                        Common Stock
Reporting Person
With:                        --------------------------------------------------
                             6)  Shared Voting       -0-
                                 Power
                             --------------------------------------------------
                             7)  Sole Disposi-
                                 tive Power          1,367,065 shares of
                                                     Common Stock
                             --------------------------------------------------
                             8)  Shared Dis-         -0-
                                 positive Power
                             --------------------------------------------------

9)   Aggregate Amount Beneficially                   1,367,065 shares of
     Owned by Each Reporting Person                  Common Stock
-------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
-------------------------------------------------------------------------------
11)  Percent of Class
     Represented by
     Amount in Row (9)                               8.7%
-------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                          PN



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CUSIP No. 02342J 10 1                                         Page 3 of 9 Pages

-------------------------------------------------------------------------------
1)  Name of Reporting Person                 WCAS Healthcare
    I.R.S. Identification                    Partners, L.P.
    No. of Above Person
    (Entities Only)
-------------------------------------------------------------------------------
2)  Check the Appropriate Box                (a) [ X ]
    if a Member of a Group                   (b) [   ]
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Citizenship or Place                    Delaware
     of Organization
-------------------------------------------------------------------------------
Number of                    5)  Sole Voting
Shares Beneficially              Power               24,566 shares of
Owned by Each                                        Common Stock
Reporting Person
With:                        --------------------------------------------------
                             6)  Shared Voting       -0-
                                 Power
                             --------------------------------------------------
                             7)  Sole Disposi-
                                 tive Power          24,566 shares of
                                                     Common Stock
                             --------------------------------------------------
                             8)  Shared Dis-         -0-
                                 positive Power
                             --------------------------------------------------

9)   Aggregate Amount Beneficially                   24,566 shares of
     Owned by Each Reporting Person                  Common Stock
-------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
-------------------------------------------------------------------------------
11)  Percent of Class
     Represented by
     Amount in Row (9)                               0.2%
-------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                          PN



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CUSIP No. 02342J 10 1                                         Page 4 of 9 Pages

                                  Schedule 13G
                                  ------------

Item 1(a)     -     Name of Issuer:  AmCOMP Incorporated

Item 1(b)     -     Address of Issuer's Principal Executive Offices:

                    701 U.S. Highway One, Suite 200
                    North Palm Beach, FL  33408

Item 2(a)     -     Name of Person Filing:

                    This statement is being filed by Welsh, Carson, Anderson & Stowe VII, L.P., a Delaware limited partnership ("WCAS VII"), and WCAS Healthcare Partners, L.P., a Delaware limited partnership ("WCAS HP") (together, the "Reporting Persons").

Item 2(b)     -     Address of Principal Business Office:

                    320 Park Avenue, Suite 2500
                    New York, NY  10022

Item 2(c)     -     Place of Organization:

                    WCAS VII: Delaware
                    WCAS HP: Delaware

Item 2(d)     -     Title of Class of Securities:

                    Common Stock, $.01 par value

Item 2(e)     -     CUSIP Number:  02342J 10 1

Item 3        -     Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

                    Not applicable.

Item 4   -          Ownership.

                    (a)  Amount Beneficially Owned:

                    WCAS VII:  1,367,065 shares of Common Stock
                    WCAS HP:  24,566 shares of Common Stock

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CUSIP No. 02342J 10 1                                         Page 5 of 9 Pages

                    (b)  Percent of Class:

                    WCAS VII: 8.7%
                    WCAS HP:  0.2%

                    (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:

                    WCAS VII:  1,367,065 shares of Common Stock
                    WCAS HP:  24,566 shares of Common Stock

                    (ii) shared power to vote or to direct the vote:  -0-

                    (iii) sole power to dispose or to direct the disposition of:

                    WCAS VII:  1,367,065 shares of Common Stock
                    WCAS HP:  24,566 shares of Common Stock

                    (iv) shared power to dispose or to direct the disposition of: -0-

Item 5   -          Ownership of Five Percent or Less of a Class:

                    Not applicable.

Item 6   -          Ownership of More than Five Percent on Behalf of Another
                    Person:

                    Not applicable.

Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
                    Company:

                    Not applicable.

Item 8  -           Identification and Classification of Members of the Group:

                    See Exhibit 2.

Item 9  -           Notice of Dissolution of Group:

                    Not applicable.

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CUSIP No. 02342J 10 1                                         Page 6 of 9 Pages


Item 10  -          Certification:

                    Not applicable.


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CUSIP No. 02342J 10 1                                         Page 7 of 9 Pages

Signature:

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                              WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                              By:  WCAS VII Partners, L.P., General Partner

                              By /s/ Jonathan M. Rather
                                -----------------------
                                     General Partner

                              WCAS HEALTHCARE PARTNERS, L.P.
                              By:  WCAS HP Partners, General Partner

                              By /s/ Jonathan M. Rather
                                -----------------------
                                     Attorney-in-Fact


Date:  February 8, 2007

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CUSIP No. 02342J 10 1                                         Page 8 of 9 Pages


                                                                       EXHIBIT 1

                                  AGREEMENT OF
                    WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                                       AND
                         WCAS HEALTHCARE PARTNERS, L.P.
                            PURSUANT TO RULE 13d-1(f)

          The undersigned hereby agree that the Information Statement on
Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with provisions of 13d-1(f) under the Securities Exchange Act of 1934, as amended.

                              WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                              By:  WCAS VII Partners, L.P., General Partner

                              By /s/ Jonathan M. Rather
                                -----------------------
                                     General Partner

                              WCAS HEALTHCARE PARTNERS, L.P.
                              By:  WCAS HP Partners, General Partner

                              By /s/ Jonathan M. Rather
                                -----------------------
                                     Attorney-in-Fact


Date:  February 8, 2007

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CUSIP No. 02342J 10 1                                         Page 9 of 9 Pages


                        Identification and Classification
                             of Members of the Group
                             -----------------------

          Welsh, Carson, Anderson & Stowe VII, L.P and WCAS Healthcare Partners, L.P. are filing this statement on Schedule 13G as a group.

          Welsh, Carson, Anderson & Stowe VII, L.P is a Delaware limited partnership. Its sole general partner is WCAS VII Partners, L.P., a Delaware limited partnership.

          WCAS Healthcare Partners, L.P. is a Delaware limited partnership. Its sole general partner is WCAS HP Partners, a Delaware general partnership.



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